                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

   Murray                Stephen                   P.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   c/o Chase Venture Capital Associates, LLC

   380 Madison Avenue-12th Floor
--------------------------------------------------------------------------------
                                    (Street)

   New York               New York              10017
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


--------------------------------------------------------------------------------
2. Date of Event Requiring Statement (Month/Day/Year)

   1/1/2000
--------------------------------------------------------------------------------
3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


--------------------------------------------------------------------------------
4. Issuer Name and Ticker or Trading Symbol

   Home Products International , Inc. ("HPII")
--------------------------------------------------------------------------------
5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|X|   Director                             |_|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

--------------------------------------------------------------------------------
6. If Amendment, Date of Original (Month/Day/Year)


--------------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check applicable line)

   |X| Form filed by One Reporting Person

   |_| Form filed by More than One Reporting Person

================================================================================

--------------------------------------------------------------------------------
             Table I -- Non-Derivative Securities Beneficially Owned
--------------------------------------------------------------------------------

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                             1,332,660.66                I                    FN 1
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) The amounts shown represent the beneficial ownership of the Issuer's securities by Chase Venture Capital Associates, LLC, a portion of which may be deemed attributable to the reporting person because the reporting person is a partner of Chase Capital Partners, which is (i) the sole managing member of CCP-SBIC Manager, LLC, the Managing Member of CVCA, LLC, (ii) the managing member of CCP-Consolidating, LLC, the non-managing member of CVCA, LLC ("Consolidating") and (iii) the manager, by delegation, of CVCA, LLC, pursuant to a master advisory agreement with CCP-SBIC Manager, LLC and Consolidating. The actual pro rata portion of such beneficial ownership is not readily determinable because it is subject to several variables, including CVCA, LLC's and CCP's internal rate of return and vesting.


/s/ Stephen P. Murray
---------------------------------------------            -----------------------
    Stephen P. Murray                                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


                                  Page 2 of 2